
February 28, 2024

Aby Castro
Assistant General Counsel
NERDWALLET, INC.
55 Hawthorne Street, 10 th Floor
San Francisco, California 94105

> **Re: NERDWALLET, INC.**
> **Registration Statement on Form S-3**
> **Filed February 20, 2024**
> **File No. 333-277193**

Dear Aby Castro:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bryan K. Brown